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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                         GLOBAL MOTORSPORT GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                         GLOBAL MOTORSPORT GROUP, INC.
                       (NAME OF PERSON FILING STATEMENT)

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                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                   378937106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              JAMES J. KELLY, JR.
                          EXECUTIVE VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                         GLOBAL MOTORSPORT GROUP, INC.
                             16100 JACQUELINE COURT
                         MORGAN HILL, CALIFORNIA 95037
                                 (408) 778-0500

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING THIS STATEMENT)

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                                   Copies to:
                             THOMAS D. MAGILL, ESQ.
                           GIBSON DUNN & CRUTCHER LLP
                                  4 PARK PLAZA
                                JAMBOREE CENTER
                             IRVINE, CA 92614-8557
                                 (714) 451-3800

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  This Statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on April 13, 1998, as amended (the "Schedule 14D-9"), relating to the offer by Golden Cycle, LLC, a Pennsylvania limited liability, to purchase all of the issued and outstanding shares of common stock, par value $.001 per share, including associated Preferred Stock Purchase Rights (the "Shares"), of Global Motorsport Group, Inc., a Delaware corporation (the "Company"), for an amount equal to $18.00 per Share, net to the seller in cash, without interest. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Item 8 is hereby supplemented as follows: The Company issued the press release attached as Exhibit 8(a)(2) on April 21, 1998.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

   4(a)(1) Letter to Stockholders, dated April 13, 1998, from the Company's
           Board of Directors.*
   4(a)(2) Press release, dated April 13, 1998, issued by the Company.*
   8(a)(1) Company materials.*
   8(a)(2) Press release, dated April 21, 1998, issued by the Company.+

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 * Previously filed.
 + Filed herewith.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          GLOBAL MOTORSPORT GROUP, INC.

                                                   /s/ Joseph Piazza
                                          By: _________________________________
                                                      Joseph Piazza
                                              President and Chief Executive
                                                         Officer

Dated: April 21, 1998

                                  EXHIBIT LIST

   4(a)(1) Letter to Stockholders, dated April 13, 1998, from the Company's
           Board of Directors.*
   4(a)(2) Press release, dated April 13, 1998, issued by the Company.*
   8(a)(1) Company materials.*
   8(a)(2) Press release, dated April 21, 1998, issued by the Company.+

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 * Previously filed.
 + Filed herewith.